Royal Dutch Shell plc
Ms. Anne Nguyen Parker Branch Chief Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

November 7, 2011

RE:	Royal Dutch Shell plc

Form 20-F for Fiscal Year Ended December 31, 2010

Filed March 15, 2011

File No.1-32575

SEC letter October 25, 2011

Dear Ms. Parker,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of October 25, 2011, to Simon Henry regarding the Royal Dutch Shell Form 20-F for the fiscal year ended December 31, 2010. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the fiscal year ended December 31, 2010, filed March 15, 2011 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Risk Factors, page 13

1.	We note your disclosure at page 14 under “- The nature of our operations exposes us to a wide range of health, safety, security and environment risk,” as well as your disclosure beginning at page 50 regarding the potential effects environmental and other regulation relating to, among other things, oil spills, water use and waste disposal, may have on your operations.

We have also reviewed your responses to comments 1 through 4 in our letter dated June 8, 2011, and specifically your discussion of your procedures and historical experience with your hydraulic fracturing operations in the response to prior comment no.2 and your response to comment 3 that you will review your future risk factor disclosure to provide additional clarity relating to the fact that you self-insure.

We also note, however, that your risk factors do not disclose any specific risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Ms. Anne Nguyen Parker

Securities and Exchange Commission

November 7, 2011

Taking all this into account, please confirm, if true, that your believe that your current risk factor disclosure addresses all your material risks and there are no additional material operational and financial risks stemming from your operations that require disclosure hereunder. If that is not case, please revise as appropriate.

We confirm that our current risk factor disclosure in our Form 20-F for the fiscal year ended December 31, 2010, addresses all material risks and we are not aware of any additional material operational or financial risks stemming from our operations that would require disclosure as a risk factor.

We further confirm to the staff that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it is the staff’s position that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.

Sincerely,

/s/ Martin J. ten Brink

Martin J. ten Brink
Executive Vice President Controller

Cc:	Sirimal R. Mukerjee

Division of Corporation Finance

Securities and Exchange Commission